Exhibit 4.6

This Termination of Replacement Capital Covenant, dated as of March 30, 2015 (this “Termination”), is made by XLIT Ltd., an exempted company duly incorporated with limited liability and existing under the laws of the Cayman Islands (together with its successors and assigns, the “Company”).

R E C I T A L S

A. The Company previously issued Fixed/Floating Series E Perpetual Non-Cumulative Preference Ordinary Shares, liquidation preference U.S. $1,000 per share (the “Series E Preference Shares”), and entered into a replacement capital covenant (the “Replacement Capital Covenant”) in connection with such Series E Preference Shares in favor of the Holders of its Covered Debt (as such terms are defined in the Replacement Capital Covenant);

B. The Company desires to terminate the Replacement Capital Covenant and pursuant to Section 4(a) thereof, the Replacement Capital Covenant shall so terminate on the date on which the Holders of a majority in principal amount of the then-effective series of Covered Debt consent or agree in writing to the termination of the Replacement Capital Covenant and the obligations of the Company thereunder;

C. The Company established a record date of March 30, 2015 (the “Record Date”) pursuant to Section 4(c) of the Replacement Capital Covenant, for purposes of establishing the Holders whose consent is required to terminate its obligations under the Replacement Capital Covenant;

D. The holders of the Company’s 5.500% subordinated notes due 2045 (the “2045 Subordinated Notes”) issued pursuant to an indenture, which the Company, as issuer, and XL Group plc (“XL”), as guarantor, entered into with Wells Fargo Bank, National Association, as trustee (the “Trustee”), on March 30, 2015 (the “Base Indenture”), as supplemented by a supplemental indenture, which the Company and XL entered into with the Trustee on March 30, 2015 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), became the Covered Debt under the Replacement Capital Covenant, effective as of the Record Date; and

E. Pursuant to the terms of the Indenture, the Company has received the requisite consent of the Holders of a majority in principal amount of the 2045 Subordinated Notes as of the Record Date to effect this Termination.

NOW, THEREFORE, in accordance with Section 4(a) of the Replacement Capital Covenant, the Company hereby terminates the Replacement Capital Covenant and the obligations of the Company thereunder are and shall be of no further force or effect.

IN WITNESS WHEREOF, the Company has caused this Termination to be executed by its duly authorized officer, as of the day and year first above written.

XLIT Ltd.

By:	/s/ Kirstin Gould
Name: Kirstin Gould
Title: Secretary
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